PRICING SUPPLEMENT                                         File No. 333-109802
-------------------                                             Rule 424(b)(3)
(To Prospectus Supplement and Prospectus dated November 26, 2003)
Pricing Supplement Number: 2389




                            MERRILL LYNCH & CO., INC.
                          MEDIUM - TERM NOTES, SERIES C
                   Due Nine Months or More from Date of Issue

                          Callable Floating Rate Notes

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
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Principal Amount:          $600,000,000                           Original Issue Date:    July 21, 2004

CUSIP Number:              59018YUA7                              Stated Maturity Date:   July 21, 2009

Issue Price:               100.00%

ISIN:                      US59018YUA71



Interest Calculation:                                             Day Count Convention:
---------------------                                             ---------------------
[x] Regular Floating Rate Note                                    [x] Actual/360
[ ] Inverse Floating Rate Note                                    [ ] 30/360
     (Fixed Interest Rate):                                       [ ] Actual/Actual


Interest Rate Basis:
--------------------
[x]  LIBOR                                                        [ ] Commercial Paper Rate
[ ]  CMT Rate                                                     [ ] Eleventh District Cost of Funds Rate
[ ]  Prime Rate                                                   [ ] CD Rate
[ ]  Federal Funds Rate                                           [ ] Other (see attached)
[ ]  Treasury Rate
Designated CMT Page:                                           Designated LIBOR Page:

            CMT Moneyline Telerate Page:                            LIBOR Moneyline Telerate Page: 3750
                                                                            LIBOR Reuters Page:


Index Maturity:            Three Months                           Minimum Interest Rate:  Not Applicable


Spread:                    + 0.33%                                Maximum Interest Rate:  Not Applicable

Initial Interest Rate:     Calculated as if the Original Issue    Spread Multiplier:      Not Applicable
                           Date was an Interest Reset Date

Interest Reset Dates:      Quarterly, on the 21st of January, April, July and October, commencing on
                           October 21, 2004, subject to modified following Business Day convention.

Interest Payment Date(s):  Quarterly, on the 21st of January, April, July and October, commencing on
                           October 21, 2004, subject to modified following Business Day convention.

Repayment at the
Option of the Holder:      The Notes cannot be repaid prior to the Stated Maturity Date.

Redemption at the
Option of the Company:     The Notes may be redeemed prior to the Stated Maturity Date, See "Other Provisions"

Initial Redemption Date:   July 23, 2007

Other Provisions:          The Notes may be redeemed at the option of the Company on July 23, 2007 and July 21, 2008;
                           provided the Company gives at least thirty (30) days prior notice to such call date. The
                           Redemption Price with respect to this Note shall be 100% of the principal amount of the Notes plus any accrued and unpaid interest to such call date.

Form:                      The Notes will be issued in fully registered book-entry form. As described in the accompanying prospectus supplement, upon issuance, all of the Notes will be represented by one or more fully registered global Notes. Each global Note will be deposited with, or on behalf of, The Depository
                           Trust Company, otherwise known as DTC, or any successor to it (the "depository"), as depositary, and registered in the name of Cede & Co., DTC's partnership nominee. Unless and until it is exchanged in whole or in part for Notes in definitive form, no global Note may be transferred except as a whole by the depository to a nominee of the depositary or by a nominee of


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                           the depositary to the depository or another nominee of the depository or by the depository or any nominee to a successor of the depository or a nominee of its successor. Investors may elect to hold interests in the global Notes through either the depository, in the United States, or
                           Clearstream Banking, societe anonyme ("Clearstream, Luxembourg"), or Euroclear Bank S.A./N.V., as
                           operator of the Euroclear System ("Euroclear"), if they are participants in these systems, or indirectly through organizations which are participants in these systems.

                           Clearstream, Luxembourg and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Clearstream, Luxembourg's and Euroclear's names on the books of their respective depositaries, which in turn will hold interests in customers' securities accounts in the depositaries' names on the books of the depository. At the present time, Citibank, N.A.
                           acts as U.S. depositary for Clearstream, Luxembourg and JPMorgan Chase Bank acts as U.S.
                           depositary for Euroclear (the "U.S. Depositaries"). Beneficial interests in the global securities will be held in denominations of $1,000 and integral multiples thereof. Except as set forth below or in the accompanying prospectus supplement, the global securities may be transferred, in whole but not in part, only to another nominee of the depositary or to a successor of the depository or its nominee.

                           Clearstream, Luxembourg advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream, Luxembourg holds securities for its participating organizations ("Clearstream, Luxembourg Participants") and facilitates the clearance and settlement of securities transactions between Clearstream, Luxembourg Participants through electronic book-entry changes in accounts of Clearstream, Luxembourg Participants, thereby eliminating the need for physical movement of certificates. Clearstream, Luxembourg provides to
                           Clearstream, Luxembourg Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream, Luxembourg is subject to regulation by the
                           Luxembourg Monetary Institute. Clearstream, Luxembourg Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Indirect access to Clearstream, Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream, Luxembourg Participant either directly or indirectly.

                           Distributions with respect to the Notes held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream, Luxembourg Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream, Luxembourg.

                           Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear
                           ("Euroclear Participants") and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by
                           Euorclear Bank S.A./N.V., as operator of the Euorclear System (the "Euroclear Operator"), under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the
                           "Cooperative").

                           The Euroclear Operator conducts all operations, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The
                           Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear
                           Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to
                           Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

                           Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the
                           Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the
                           Euroclear System, and applicable Belgian law (collectively, the "Terms and Conditions"). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and
                           Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

                           Distributions with respect to notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for Euroclear.

                           Secondary market trading between depository participants will occur in the ordinary way in accordance with the depository's rules. Secondary market trading between Clearstream Luxembourg
                           Participants and Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.


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                           Cross-market transfers between persons holding directly or indirectly through the depository on the one hand, and directly or indirectly through Clearstream Luxembourg or Euroclear Participants, on the other, will be effected within the depository in accordance with the depository's rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving notes in the depository, and making or receiving payment in accordance with normal procedures. Clearstream Luxembourg Participants and Euroclear Participants may not
                           deliver instructions directly to their respective U.S. Depositaries.

                           Because of time-zone differences, credits of notes received in Clearstream, Luxembourg or
                           Euroclear as a result of a transaction with a depository participant will be made during subsequent securities settlement processing and dated the business day following the depository settlement date. Such credits, or any transactions in the notes settled during such processing, will be reported to the relevant Euroclear Participants or Clearstream Luxembourg Participants on
                           that business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of notes by or through a Clearstream Luxembourg Participant or a Euroclear Participant to a
                           depository participant will be received with value on the business day of settlement in the depository but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following settlement in the depository.

                           Although the depository, Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of securities among participants of the depository,
                           Clearstream, Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures and they may discontinue the procedures at any time.

                           All information in this pricing supplement on Clearstream, Luxembourg and Euroclear is derived from Clearstream, Luxembourg or Euroclear, as the case may be, and reflects the policies of these organizations; and these policies are subject to change without notice.

Trustee:                   JPMorgan Chase Bank

Underwriters:              Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), Morgan Keegan & Company, Inc.,
                           HSBC Securities (USA) Inc. (the "Underwriters"), are acting as principals in this transaction.
                           MLPF&S is acting as the Lead Underwriter.

                           Pursuant to an agreement, dated July 16, 2004 (the "Agreement"), between Merrill Lynch &Co., Inc.
                           (the "Company") and the Underwriters, the Company has agreed to sell to each of the Underwriters and each of the Underwriters has severally and not jointly agreed to purchase the principal amount of Notes set forth opposite its name below:

                           Underwriters                                         Principal Amount of the Notes
                           ------------                                         -----------------------------

                           Merrill Lynch, Pierce, Fenner & Smith                $588,000,000
                                       Incorporated
                           Morgan Keegan & Company, Inc.                          $6,000,000
                           HSBC Securities (USA) Inc.                             $6,000,000
                                                                                  ----------
                                                                                $600,000,000

                           Pursuant to the Agreement, the obligations of the Underwriters are subject to certain conditions and the Underwriters are committed to take and pay for all of the Notes, if any are taken.

                           The Underwriters have advised the Company that they propose initially to offer all or part of the
                           Notes directly to the public at the Issue Price listed above. After the initial public offering, the Issue Price may be changed.

                           The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Underwriting Discount:     0.35%

Dated:                     July 16, 2004


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